UNITI
SECURITIES AND E
12012288
Washington, D.C. 20549

SEC Mail Processing Section
FEB 27 2012
Washington, DC
110

SEC FILE NUMBER
8-67821

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Pyramis Distributors Corporation LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 Salem Street
(No. and Street)

Smithfield	RI	02917
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES CLAY LUBY, 900 SALEM STREET, MAILZONE OT3N4, SMITHFIELD, RI, 02917 — (401) 292-4765
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

125 High Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, James Clay Luby, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Pyramis Distributors Corporation LLC as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

J. Clay Luby 2/22/2012

Signature Date

BROOKE S. SINE
Notary Public
Commonwealth of Massachusetts
My Commission Expires
June 18, 2015

Financial and Operations Principal

Title

Brooke S. Sine

Notary Public

This report contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Member's Equity.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

** A report containing a Statement of Financial Condition has been included; accordingly it is requested that this report be given confidential treatment.

PYRAMIS DISTRIBUTORS CORPORATION LLC
(A Wholly-Owned Subsidiary of Pyramis Global Advisors Holdings Corp.)

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2011

pwc

PYRAMIS DISTRIBUTORS CORPORATION LLC
(A Wholly-Owned Subsidiary of Pyramis Global Advisors Holdings Corp.)

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2011

Table of Contents

pwc

Report of Independent Auditors

To the Member of
Pyramis Distributors Corporation LLC
(A Wholly-Owned Subsidiary of Pyramis Global Advisors Holdings Corp.):

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Pyramis Distributors Corporation LLC (the "Company") at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 22, 2012

PricewaterhouseCoopers LLP, 125 High Street, Boston, MA 02110
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

PYRAMIS DISTRIBUTORS CORPORATION LLC
(A Wholly-Owned Subsidiary of Pyramis Global Advisors Holdings Corp.)
STATEMENT OF FINANCIAL CONDITION
December 31, 2011

ASSETS		
Investments	$	1,480,531
Receivable from Affiliated Companies		81,809
Prepaid registration fees		236,864
Total Assets	$	1,799,204
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Payable to Affiliated Companies	$	245,051
Accounts payable and accrued expenses		6,330
Total Liabilities		251,381
MEMBER'S EQUITY		1,547,823
Total Liabilities and Member's Equity	$	1,799,204

The accompanying notes are an integral part of the financial statement.

PYRAMIS DISTRIBUTORS CORPORATION LLC
(A Wholly-Owned Subsidiary of Pyramis Global Advisors Holdings Corp.)
NOTES TO THE STATEMENT OF FINANCIAL CONDITION

A. Organization

Pyramis Distributors Corporation LLC (the "Company"), formed on June 15, 2007, is a wholly-owned subsidiary of Pyramis Global Advisors Holdings Corp. (the "Parent"), a wholly-owned subsidiary of FMR LLC, (the "Ultimate Parent"). The Company acts as an agent for private placements to institutional and high net worth clients and certain other products managed by affiliates. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

Other than dividend income, the Company generates all of its revenue by providing placement services to affiliates.

B. Summary of Significant Accounting Policies:

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of December 31, 2011. Actual results could differ from the estimates included in the statement of financial condition.

Cash

For the purposes of reporting amounts in the statement of financial condition, the Company defines cash as cash on hand.

Investments

Investments classified as available for sale consist of shares held in a Fidelity money market fund. Investments available for sale are measured at fair value at each reporting period.

Prepaid Registration Fees

Prepaid registration fees include the prepaid and unamortized portion of payments made for registration and other broker-dealer related fees charged by the Central Registration Depository ("CRD") which is operated by FINRA. The Company's annual registration fee is amortized on a straight line basis over the registration period. Other broker-dealer related fees which include individual registration, examinations, and fingerprinting fees are charged based on the actual monthly usage amounts provided to the Company by the CRD and are expensed as incurred.

Income Taxes

The Company, as a single member LLC, is disregarded as an entity separate from its owner and its operations are included in the federal and state income tax returns of the Ultimate Parent. Income tax expense (benefit) is calculated as if the Company was filing on its own behalf using the separate return method. The Ultimate Parent files tax returns on a unitary/combined or separate company basis and the Company's expense (benefit) reflects only certain state tax obligations.

B. Summary of Significant Accounting Policies, continued:

Capital Distributions

The Company may make capital distributions during the course of the year. Capital distributions are not made in excess of capital requirements that the Company is subject to under the SEC's Uniform Net Capital Rule 15c3-1 nor in excess of the aggregate indebtedness limits that the Company is subject to as a member of FINRA.

Fair Value Measurement

The Company categorizes the financial assets and liabilities carried at fair value in its statement of financial condition based upon a three-level valuation hierarchy. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable valuation inputs (Level 3). If the inputs used to measure a financial asset or liability cross different levels of the hierarchy, categorization is based on the lowest level input that is significant to the fair value measurement. Management's assessment of the significance of a particular input to the overall fair value measurement of a financial asset or liability requires judgment, and considers factors specific to the asset or liability. The three levels are described below:

- Level 1 - Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets and liabilities in an active market;
- Level 2 - Financial assets and liabilities whose values are based on quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability; and
- Level 3 - Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable in the market and significant to the overall fair value measurement. These inputs reflect management's judgment about the assumptions that a market participant would use in pricing the asset or liability, and are based on the best available information, some of which is internally developed.

Recent Accounting Pronouncements

Fair Value Measurements

In May 2011, the FASB issued amended guidance regarding fair value measurements and disclosures. Although the amended guidance is largely consistent with existing fair value measurement principles under GAAP, some of the amendments could change how the fair value measurement guidance is applied. In addition, the existing disclosure requirements for fair value measurements have been expanded. The amended guidance is effective for the Company beginning January 1, 2012. The Company does not expect the adoption of this amended guidance to have a material impact on the statement of financial condition.

C. Investments

As of December 31, 2011, all of the Company's $1,480,531 of investments consisted exclusively of a Fidelity money market fund. The fair value of the money market fund was determined using published net asset values. Investments in the money market fund are categorized as Level 1 within the fair value hierarchy. During the year, there were no transfers in or out of Level 1 or Level 2.

D. Transactions with Affiliated Companies

The Company engages in arrangements with the Ultimate Parent and its subsidiaries (collectively the "Affiliated Companies") to procure substantially all of its operational and support services. All intercompany transactions are settled during the normal course of business through intercompany accounts with the Ultimate Parent and affiliates. These may not be on the same terms which would otherwise exist or result from arrangements and transactions among unaffiliated third parties. The Company will receive credit for the collection of its receivables and will be charged for the settlement of its liabilities through this intercompany account.

At December 31, 2011, the receivable from the Affiliated Companies includes amounts due from the Parent of $81,809. At December 31, 2011, the payable to the Affiliated Companies includes amounts due to Pyramis Global Advisors LLC, a wholly-owned subsidiary of the Parent, and the Ultimate Parent of $98,277 and $146,774, respectively.

As of December 31, 2011, all of the Company's $1,480,531 of investments consisted exclusively of a Fidelity money market fund.

E. Income Taxes

The Company has a deferred tax liability of $3,830, which is primarily related to prepaid registration fees. The deferred tax liability is included with accounts payable and accrued expenses on the statement of financial condition.

The Company files as part of the Ultimate Parent and Parent's U.S. federal and state income tax return filings. The Ultimate Parent's returns that include the Company's activity are open for examination since the Company was formed. The Company did not have any unrecognized tax benefit as of December 31, 2011.

F. Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"). The Company has elected to utilize the basic method permitted by the Rule which requires that minimum net capital, as defined, be the greater of $5,000 or 6-2/3% of total aggregate indebtedness. At December 31, 2011, the Company had net capital of $1,199,539 which was in excess of its required net capital of $16,759.

As a member of FINRA, the Company must prepare and maintain net capital computations. The Company must not permit its aggregate indebtedness to exceed 1500 percent of net capital. At December 31, 2011, the percentage of aggregate indebtedness to net capital was 20.96%.

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. As such, the Company is exempt from the provisions of the SEC's Customer Protection Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to subsection (k)(2)(i).

PYRAMIS DISTRIBUTORS CORPORATION LLC
(A Wholly-Owned Subsidiary of Pyramis Global Advisors Holdings Corp.)
NOTES TO THE STATEMENT OF FINANCIAL CONDITION

G. Subsequent Events

The Company evaluated subsequent events occurring through February 22, 2012, the date of this report, and did not identify any events that would require adjustments to or disclosure in its statement of financial condition.